UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated July 21, 2016 titled “ABB: Solid progress on profitability”.

2.              Q2 2016 Financial Information.

3.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 2 above is incorporated by reference into ABB Ltd's registration statement on Form F-3 (File No. 333-180922) and registration statements on Form S-8 (File Nos. 333-190180, 333-181583, 333-179472, 333-171971 and 333-129271) each of which was previously filed with the Securities and Exchange Commission.

2

ABB: Solid progress on profitability

Zurich, Switzerland, July 21, 2016: Second-quarter highlights

•         Operational EBITA margin1 up +100 basis points to 12.7%

•         All divisions in target margin corridor

•         White collar productivity program delivering results

•         Operational earnings per share1 up +18%2

•         Net Income $406 million impacted by $367 million3 of restructuring and restructuring-related expenses

•         Base orders steady1,4, continued market headwinds reflected in total orders -5%

•         Revenues -2% on lower short-cycle volumes and timing of order backlog execution

•         Cash flow from operating activities up +80% at $1,082 million

“We improved our operational margin for the seventh consecutive quarter and significantly increased cash flow through relentless execution amid continued strong market headwinds and economic uncertainties,” said CEO Ulrich Spiesshofer.

“We delivered double digit operational earnings per share growth for the quarter and year-to-date, as cost savings contributed to the bottom line,” he said.

“Our continued focus on high growth segments dampened the impact of challenging markets like the process industries,” Spiesshofer said. “We are improving our cost and capital structure, as well as our productivity, and shaping a leaner, more agile ABB in a disciplined way. We have strengthened our leadership team and are executing our Next Level strategy, focused on accelerating sustainable value creation.”

Key Figures			Change			Change
($ in millions, unless otherwise indicated)	Q2 2016	Q2 2015	US$	Comparable[1]	H1 2016	H1 2015	US$	Comparable[1]
Orders	8,316	8,996	-8%	-5%	17,569	19,400	-9%	-6%
Revenues	8,677	9,165	-5%	-2%	16,580	17,720	-6%	-2%
Operational EBITA[1]	1,106	1,058	+5%		2,049	2,007	+2%
as % of operational revenues[1]	12.7%	11.7%	+1.0pts		12.3%	11.4%	+0.9pts
Net income	406	588	-31%[5]		906	1,152	-21%
Basic EPS ($)	0.19	0.26	-28%[2]		0.42	0.51	-19%[2]
Operational EPS[1] ($)	0.35	0.30	+16%[2]	+18%[2]	0.63	0.58	+9%[2]	+10%[2]
Cash flow from operating activities	1,082	598	484		1,334	651	683

1  For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q2 2016 Financial Information

2  EPS growth rates are computed using unrounded amounts. Comparable operational earnings per share is in constant currency (2014 exchange rates and not adjusted for changes in the business portfolio)

3  Restructuring and restructuring-related expenses include the incremental implementation costs in relation to the white collar productivity program

4  Growth rates for orders, revenues and order backlog are on a comparable basis (local currency adjusted for acquisitions and divestitures), previously referred to as ‘like-for-like’. US$ growth rates are presented in Key Figures table

5  Net Income excluding certain amounts and non-operational items, also known as operational net income1, grew +12%

Short-term Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth and increased uncertainties, e.g., Brexit in Europe and geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

ABB will host its Capital Markets Day on October 4, 2016, in Zurich, Switzerland, and report on the progress of its Next Level strategy, including the strategic portfolio review of its Power Grids division.

Q2 2016 Group Results

Orders

Total orders were 5 percent lower (8 percent in US dollars) compared with the second quarter of 2015, reflecting timing of large order awards. Base orders (below $15 million) were steady (down 3 percent in US dollars), while large orders ($15 million and above) were 39 percent lower (41 percent in US dollars). Large orders were lower in all divisions and represented 8 percent of total orders compared with 12 percent a year earlier. Service orders increased 4 percent (1 percent in US dollars) and represented 19 percent of total orders compared with 18 percent a year ago. A stronger US dollar versus the prior year period resulted in a negative translation impact on reported orders of 3 percent.

Market Overview

Demand patterns in ABB’s three regions:

•         Strong demand in Europe was primarily driven by construction, integration of renewable energy, and energy efficient solutions for transport. Industrial demand was mixed. Total orders improved 2 percent (steady in US dollars) and base orders grew 7 percent (6 percent in US dollars).  Base order demand was strong in Germany, Spain, Sweden and Denmark, and weak in the UK amid uncertainties around Brexit.

•         The Americas was weaker due to lower investments in process industries. Construction and utility demand was mixed and consumer industries were strong. Total orders declined 5 percent (8 percent in US dollars) on weaker large orders; base orders were 1 percent lower (4 percent in US dollars). US base order demand showed some sequential improvement; base orders in Brazil were strong as a result of ABB’s focused growth initiatives.

•         Demand in Asia, Middle East and Africa (AMEA) was mixed. China continued to invest in large grid interconnections and construction which was reflected in its strong order development. Total orders for the region were down 10 percent (13 percent in US dollars) as strong order development in China and India could not offset declines in Saudi Arabia and South Korea. Base orders declined 6 percent (9 percent in US dollars).

Demand patterns in ABB’s three major customer sectors show a mixed picture:

•         Utilities remained cautious but continued to make selective investments to integrate renewable energy and enhance energy security. ABB won orders of more than $300 million in China to deliver key equipment for a 1,100 kV ultra-high voltage direct current power link.

•         Industry: Automotive and consumer industries continued to drive demand; ABB won an order to improve energy efficiency in the greenfield Renault-Nissan and Daimler car factory in Mexico. Demand from the process industries remained subdued due to reduced capital expenditure, although some productivity and energy efficiency investments continued. ABB won an order from South Korea’s largest steelmaker to supply high efficiency motors and drives technology at POSCO’s Pohang Works hot rolling mill.

•         The transport & infrastructure market was mixed, with continued demand for energy efficient solutions, particularly in data centers, rail and electric mobility; ABB received an order to provide additional fast chargers for hybrid electric buses in the city of Luxembourg.

The book-to-bill1 ratio in the second quarter decreased slightly to 0.96x from 0.98x in the same quarter a year earlier. For the first six months, book-to-bill1 is 1.06x. The order backlog at the end of June 2016 amounted to $25 billion, an increase of 2 percent (3 percent decline in US dollars) compared with the end of the second quarter in 2015.

Revenues

Revenues declined 2 percent (5 percent in US dollars) in the second quarter, primarily due to lower short-cycle volumes and timing of order backlog execution.  Revenues increased in Power Grids but were lower in the other divisions. A stronger US dollar versus the same period a year ago resulted in a negative currency translation impact on revenues of 2 percent. Exiting certain businesses in Power Grids had a negative impact on revenues of around 1 percent. Total service revenues increased 1 percent (decreased 2 percent in US dollars) and remained unchanged at 17 percent of total revenues compared with a year ago.

Operational EBITA

Operational EBITA improved 7 percent in local currencies (5 percent in US dollars) to $1,106 million mainly due to a positive net savings. Operational EBITA margin increased for the seventh consecutive quarter. In the second quarter, it improved 100 basis points to 12.7 percent, reflecting the turnaround in Power Grids, strong margin accretion in Electrification Products, and ongoing Group-wide productivity and cost savings measures, such as the white collar productivity program.

Operational EPS and Net Income

Operational EPS was $0.35, an increase of 18 percent2 in constant currency compared with the same period a year earlier. Higher operational EBITA and a lower effective tax rate as well as a reduction in the weighted-average number of shares outstanding, contributed to the strong increase.  Net income decreased to $406 million and was impacted by restructuring and restructuring-related expenses of $367 million3. Consequently, basic earnings per share was $0.19 compared with $0.26 for the same quarter of 2015. Operational net income1, which excludes the large restructuring and restructuring-related expense and certain other amounts, increased 12 percent.

Cash Flow from Operating Activities

Cash flow from operating activities was up 80 percent in US dollars, improving by approximately $484 million to $1,082 million, primarily due to strong working capital management and lower income tax payments.

Shareholder Returns

As part of its $4 billion share buyback program, ABB purchased 37.6 million shares, with a buyback value of approximately $780 million, during the second quarter of 2016. Since the program was announced, the company has purchased a total of approximately 170 million shares with a buyback value of approximately $3.5 billion.

In July 2016, based on the shareholders’ vote at the company’s annual general meeting on April 21, 2016, ABB paid a dividend of 0.74 Swiss francs per share in a tax efficient way and cancelled 100 million of the repurchased shares.

Next Level strategy

ABB is executing its Next Level strategy along its three focus areas of profitable growth, relentless execution and business-led collaboration. In stage 2 of the Next Level Strategy, ABB is accelerating its transformation to improve customer focus, and become leaner and more agile to deliver on its 2015-2020 targets and unlock further value.

Profitable Growth

With its new structure of four market focused global divisions, ABB is better positioned to drive organic growth by serving its customers in a way that meets their needs and delivers additional value. ABB drives profitable growth through its approach of Penetration, Innovation and Expansion (PIE).

•         Penetration: Focused growth initiatives in mature markets like Europe delivered improved base order growth. In the tough market environment, the BRIC countries (Brazil, Russia, India and China) grew total orders. Three grew base orders, while China was stable.

•         Innovation: New offerings and value propositions continued to strengthen ABB’s competitiveness and demand for its innovative solutions. ABB’s collaborative robot, YuMi, won the industry’s most prestigious innovation award in Q2. Two new robotics offerings: “Connected Services” and “SafeMove2” will strengthen ABB’s position in software solutions for improving robot uptime and performance optimization, as well as safety certified robot monitoring.

•         Expansion: ABB gained access to the Japanese market for high voltage direct current (HVDC), winning its first orders through its joint venture with Hitachi. This success paves the way for a new business model for the Power Grids division.

Relentless Execution

Stage 2 of the Next Level strategy aims to close the gap in operating performance between ABB and its best-in-class peers.

ABB’s white collar productivity (WCP) program, aimed at optimizing business functions, shared services and reducing organizational complexity, achieved a key milestone in the quarter with the consolidation of the Group headquarters resulting in a significant reduction of its size. The two global shared service centers went into operation in Bangalore, India, and Krakow, Poland, an important step forward in the consolidation of functions like finance and HR. With these and other initiatives, ABB is well on track to achieve the 2016 targeted white collar productivity savings of $400 million.

The program to reduce working capital is well on track to meet its target of freeing up at least $2 billion in cash by the end of 2017. In the last twelve months, net working capital as a percentage of revenues fell 150 basis points. The ambition is to drive best-in-class capital performance throughout the value chain in inventory and unbilled receivables.

Business-led Collaboration

ABB strengthened its leadership with the appointment of Sami Atiya to its Executive Committee as President of the Discrete Automation and Motion (DM) division, effective June 13, 2016. With his extensive experience in leading industrial portfolios across a wide range of markets and geographies, Atiya is well positioned to steer DM through the next phase of transforming ABB into a leaner, more agile and customer-focused technology company. With his background in robotics, software and artificial intelligence, Atiya will play a key role in helping ABB’s customers take advantage of the opportunities created by the digital revolution in industry.

Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth and increased uncertainties relating to Brexit in Europe, and geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

The long-term demand outlook in ABB’s three major customer sectors — utilities, industry and transport & infrastructure — remains positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the Internet of Things, Services and People (IoTSP), as well as rapid urbanization and the need for energy efficiency in transport & infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

Q2 Divisional Performance

($ in millions, unless otherwise indicated)	Orders	Change		Revenues	Change		Operational EBITA %	Change
		US$	Comparable		US$	Comparable
Electrification Products	2,451	-5%	-2%	2,397	-4%	-1%	17.3%	+0.8pts
Discrete Automation & Motion	2,201	-9%	-8%	2,221	-5%	-3%	14.0%	-0.5pts
Process Automation	1,369	-22%	-20%	1,717	-8%	-6%	12.2%	-0.1pts
Power Grids	2,655	-4%	0%	2,779	-6%	+1%	9.0%	+2.2pts
Corporate & other (incl. inter-division elimination)	-360			-437
ABB Group	8,316	-8%	-5%	8,677	-5%	-2%	12.7%	+1.0pts

Electrification Products

Orders were mixed as positive order development in Europe could not offset declines in the Americas and AMEA. Product orders were stronger in Germany and Russia but softer in China, Saudi Arabia, and the US, with the lower demand pattern impacting revenues. Capacity adjustments to address the shift in demand were implemented swiftly in the quarter. Operational EBITA margin improved ~80 basis points on additional cost savings and some positive mix.

Discrete Automation and Motion

Total orders were impacted by lower large orders and steady third party base order development. Continued strong demand patterns in automotive and food and beverage could not fully offset the capex declines in process industries such as oil and gas. Revenues were impacted by lower volumes and timing of order backlog execution. The implementation of focused capacity adjustments and productivity measures resulted in improved margin for the second consecutive quarter and the division re-entering the target margin corridor.

Process Automation

Reduced capital expenditure and cautious discretionary spending in process industries impacted large and base orders. Total orders declined 20 percent (22 percent in US dollars) while third party base orders were 8 percent lower (10 percent in US dollars). Revenues were lower on execution timing of the order backlog and lower base order demand.  Operational EBITA margin was basically stable as early initiated cost and productivity savings largely offset lower volumes and reduced capacity utilization.

Power Grids

Strong third party base order growth of 7 percent (4 percent in US dollars) compensated for lower large orders; total orders were steady. Revenues were higher, reflecting solid conversion of the order backlog. The operational EBITA margin of 9 percent was significantly higher than in the second quarter of 2015 based on improved volumes, and productivity and cost savings, e.g., the ongoing step change program. This result includes additional project costs for the remediation actions taken with regards to cable components. The strategic portfolio review is progressing according to plan and ABB will report on this review at its Capital Markets Day in October 2016.

More information

The Q2 2016 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET) (9:00 a.m. BST, 4:00 a.m. EDT). The event will be accessible by conference call. UK callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll free) or +1 631 570 56 13 (long distance tariff). Lines will be open 10-15 minutes before the start of the conference. A podcast of the media conference will be available for one week afterwards. The podcast will be accessible here.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. BST, 8:00 a.m. EDT). UK callers should dial +44 203 514 3188. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 800 860 2442 (toll-free) or +1 412 858 4600 (long distance tariff). Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website www.abb.com

Investor calendar 2016
Capital Markets Day, Zurich	October 4, 2016
Third-quarter 2016 results	October 27, 2016
Fourth-quarter and full year 2016 results	February 8, 2017

ABB (www.abb.com) is a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 135,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Short-term outlook, Next Level Strategy and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, July 21, 2016

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations Saswato Das, Antonio Ligi, Sandra Wiesner, Domenico Truncellito Tel: +41 43 317 7111 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

1         Q2 2016 │ Financial Information

Financial  Information

3     Key Figures

8     Interim  Consolidated  Financial  Information  (unaudited)

8         Interim  Consolidated  Income  Statements

9         Interim  Condensed  Consolidated  Statements  of Comprehensive  Income

10       Interim  Consolidated  Balance  Sheets

11       Interim  Consolidated  Statements  of Cash  Flows

12       Interim  Consolidated  Statements  of Changes  in  Stockholders’  Equity

13       Notes  to  the  Interim  Consolidated  Financial  Information

31       Supplemental Reconciliations and Definitions

2         Q2 2016 │ Financial Information

Key Figures

			Change
($ in millions, unless otherwise indicated)	Q2 2016	Q2 2015	US$	Comparable(1)
Orders	8,316	8,996	-8%	-5%
Order backlog (end June)	25,338	26,028	-3%	2%
Revenues	8,677	9,165	-5%	-2%
Operational EBITA(1)	1,106	1,058	5%
as % of operational revenues(1)	12.7%	11.7%	+1.0 pts
Net income	406	588	-31%
Basic earnings per share ($)	0.19	0.26	-28%(2)
Operational earnings per share(1) ($)	0.35	0.30	16%(2)	18%(2)
Cash flow from operating activities	1,082	598	81%

			Change
($ in millions, unless otherwise indicated)	H1 2016	H1 2015	US$	Comparable(1)
Orders	17,569	19,400	-9%	-6%
Revenues	16,580	17,720	-6%	-2%
Operational EBITA(1)	2,049	2,007	2%
as % of operational revenues(1)	12.3%	11.4%	+0.9 pts
Net income	906	1,152	-21%
Basic earnings per share ($)	0.42	0.51	-19%(2)
Operational earnings per share(1) ($)	0.63	0.58	9%(2)	10%(2)
Cash flow from operating activities	1,334	651	105%

(1)   For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 31.

(2)   Earnings per share growth rates are computed using unrounded amounts. Comparable Operational earnings per share growth is in constant currency (2014 foreign exchange rates and not adjusted for changes in the business portfolio).

3         Q2 2016 │ Financial Information

				Change
($ in millions, unless otherwise indicated)		Q2 2016	Q2 2015	US$	Local	Comparable
Orders	ABB Group	8,316	8,996	-8%	-5%	-5%
	Electrification Products	2,451	2,573	-5%	-2%	-2%
	Discrete Automation and Motion	2,201	2,428	-9%	-8%	-8%
	Process Automation	1,369	1,750	-22%	-20%	-20%
	Power Grids	2,655	2,754	-4%	-1%	0%
	Corporate and Other
	(incl. inter-division eliminations)	(360)	(509)
Third-party base orders	ABB Group	7,657	7,874	-3%	0%	0%
	Electrification Products	2,330	2,428	-4%	-1%	-1%
	Discrete Automation and Motion	2,037	2,080	-2%	0%	0%
	Process Automation	1,277	1,422	-10%	-8%	-8%
	Power Grids	2,000	1,924	4%	7%	7%
	Corporate and Other	13	20
Order backlog (end June)	ABB Group	25,338	26,028	-3%	0%	2%
	Electrification Products	3,164	3,120	1%	6%	6%
	Discrete Automation and Motion	4,532	4,761	-5%	-1%	-1%
	Process Automation	5,985	6,677	-10%	-7%	-7%
	Power Grids	13,310	13,239	1%	4%	7%
	Corporate and Other
	(incl. inter-division eliminations)	(1,653)	(1,769)
Revenues	ABB Group	8,677	9,165	-5%	-3%	-2%
	Electrification Products	2,397	2,506	-4%	-1%	-1%
	Discrete Automation and Motion	2,221	2,348	-5%	-3%	-3%
	Process Automation	1,717	1,875	-8%	-6%	-6%
	Power Grids	2,779	2,951	-6%	-3%	1%
	Corporate and Other
	(incl. inter-division eliminations)	(437)	(515)
Operational EBITA	ABB Group	1,106	1,058	5%	7%
	Electrification Products	414	411	1%	3%
	Discrete Automation and Motion	311	339	-8%	-7%
	Process Automation	210	227	-7%	-4%
	Power Grids	253	196	29%	32%
	Corporate and Other
	(incl. inter-division eliminations)	(82)	(115)
Operational EBITA %	ABB Group	12.7%	11.7%
	Electrification Products	17.3%	16.5%
	Discrete Automation and Motion	14.0%	14.5%
	Process Automation	12.2%	12.3%
	Power Grids	9.0%	6.8%
Income from operations	ABB Group	647	961
	Electrification Products	339	389
	Discrete Automation and Motion	226	293
	Process Automation	112	216
	Power Grids	151	181
	Corporate and Other
	(incl. inter-division eliminations)	(181)	(118)
Income from operations %	ABB Group	7.5%	10.5%
	Electrification Products	14.1%	15.5%
	Discrete Automation and Motion	10.2%	12.5%
	Process Automation	6.5%	11.5%
	Power Grids	5.4%	6.1%
Cash flow from operating activities	ABB Group	1,082	598
	Electrification Products	364	346
	Discrete Automation and Motion	258	266
	Process Automation	260	98
	Power Grids	289	68
	Corporate and Other	(89)	(180)

4         Q2 2016 │ Financial Information

				Change
($ in millions, unless otherwise indicated)		H1 2016	H1 2015	US$	Local	Comparable
Orders	ABB Group	17,569	19,400	-9%	-6%	-6%
	Electrification Products	4,778	5,128	-7%	-3%	-3%
	Discrete Automation and Motion	4,518	4,997	-10%	-7%	-7%
	Process Automation	3,153	4,022	-22%	-18%	-18%
	Power Grids	5,962	6,495	-8%	-5%	-4%
	Corporate and Other
	(incl. inter-division eliminations)	(842)	(1,242)
Third-party base orders	ABB Group	15,300	15,908	-4%	0%	0%
	Electrification Products	4,511	4,775	-6%	-2%	-2%
	Discrete Automation and Motion	4,058	4,284	-5%	-2%	-2%
	Process Automation	2,681	2,930	-8%	-5%	-5%
	Power Grids	4,024	3,881	4%	8%	8%
	Corporate and Other	26	38
Order backlog (end June)	ABB Group	25,338	26,028	-3%	0%	2%
	Electrification Products	3,164	3,120	1%	6%	6%
	Discrete Automation and Motion	4,532	4,761	-5%	-1%	-1%
	Process Automation	5,985	6,677	-10%	-7%	-7%
	Power Grids	13,310	13,239	1%	4%	7%
	Corporate and Other
	(incl. inter-division eliminations)	(1,653)	(1,769)
Revenues	ABB Group	16,580	17,720	-6%	-3%	-2%
	Electrification Products	4,522	4,735	-4%	-1%	-1%
	Discrete Automation and Motion	4,300	4,619	-7%	-4%	-4%
	Process Automation	3,338	3,639	-8%	-5%	-5%
	Power Grids	5,297	5,723	-7%	-5%	-1%
	Corporate and Other
	(incl. inter-division eliminations)	(877)	(996)
Operational EBITA	ABB Group	2,049	2,007	2%	5%
	Electrification Products	732	751	-3%	0%
	Discrete Automation and Motion	585	657	-11%	-9%
	Process Automation	406	443	-8%	-4%
	Power Grids	452	360	26%	29%
	Corporate and Other
	(incl. inter-division eliminations)	(126)	(204)
Operational EBITA %	ABB Group	12.3%	11.4%
	Electrification Products	16.2%	15.9%
	Discrete Automation and Motion	13.6%	14.3%
	Process Automation	12.1%	12.3%
	Power Grids	8.5%	6.4%
Income from operations	ABB Group	1,431	1,820
	Electrification Products	627	699
	Discrete Automation and Motion	466	593
	Process Automation	282	421
	Power Grids	332	309
	Corporate and Other
	(incl. inter-division eliminations)	(276)	(202)
Income from operations %	ABB Group	8.6%	10.3%
	Electrification Products	13.9%	14.8%
	Discrete Automation and Motion	10.8%	12.8%
	Process Automation	8.4%	11.6%
	Power Grids	6.3%	5.4%
Cash flow from operating activities	ABB Group	1,334	651
	Electrification Products	397	402
	Discrete Automation and Motion	372	448
	Process Automation	308	119
	Power Grids	372	(54)
	Corporate and Other	(115)	(264)

5         Q2 2016 │ Financial Information

Operational EBITA

			Electrification		Discrete Automation		Process		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	Q2 16	Q2 15	Q2 16	Q2 15	Q2 16	Q2 15	Q2 16	Q2 15	Q2 16	Q2 15
Revenues	8,677	9,165	2,397	2,506	2,221	2,348	1,717	1,875	2,779	2,951
FX/commodity timing
differences in total revenues	37	(100)	2	(13)	2	(3)	6	(26)	27	(57)
Operational revenues	8,714	9,065	2,399	2,493	2,223	2,345	1,723	1,849	2,806	2,894

Income from operations	647	961	339	389	226	293	112	216	151	181
Acquisition-related amortization	71	80	24	26	30	33	3	3	9	15
Restructuring and
restructuring-related expenses(1)	367	58	51	3	54	25	89	20	76	10
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	9	39	–	–	–	–	–	15	2	31
FX/commodity timing
differences in income from operations	12	(80)	–	(7)	1	(12)	6	(27)	15	(41)
Operational EBITA	1,106	1,058	414	411	311	339	210	227	253	196

Operational EBITA margin (%)	12.7%	11.7%	17.3%	16.5%	14.0%	14.5%	12.2%	12.3%	9.0%	6.8%

			Electrification		Discrete Automation		Process		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	H1 16	H1 15	H1 16	H1 15	H1 16	H1 15	H1 16	H1 15	H1 16	H1 15
Revenues	16,580	17,720	4,522	4,735	4,300	4,619	3,338	3,639	5,297	5,723
FX/commodity timing
differences in total revenues	18	(137)	(5)	(7)	(6)	(37)	24	(32)	5	(60)
Operational revenues	16,598	17,583	4,517	4,728	4,294	4,582	3,362	3,607	5,302	5,663

Income from operations	1,431	1,820	627	699	466	593	282	421	332	309
Acquisition-related amortization	142	163	48	51	61	65	6	6	18	32
Restructuring and
restructuring-related expenses(1)	436	84	55	10	61	28	93	21	94	25
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	11	50	–	1	–	–	–	18	4	33
FX/commodity timing
differences in income from operations	29	(110)	2	(10)	(3)	(29)	25	(23)	4	(39)
Operational EBITA	2,049	2,007	732	751	585	657	406	443	452	360

Operational EBITA margin (%)	12.3%	11.4%	16.2%	15.9%	13.6%	14.3%	12.1%	12.3%	8.5%	6.4%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

Depreciation and Amortization

			Electrification		Discrete Automation		Process		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	Q2 16	Q2 15	Q2 16	Q2 15	Q2 16	Q2 15	Q2 16	Q2 15	Q2 16	Q2 15
Depreciation	194	192	51	52	39	36	15	16	51	52
Amortization	93	101	27	28	34	36	5	4	17	21
including total acquisition-related amortization of:	71	80	24	26	30	33	3	3	9	15

			Electrification		Discrete Automation		Process		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	H1 16	H1 15	H1 16	H1 15	H1 16	H1 15	H1 16	H1 15	H1 16	H1 15
Depreciation	381	384	100	104	78	73	29	31	100	104
Amortization	186	204	53	56	69	73	9	9	33	44
including total acquisition-related amortization of:	142	163	48	51	61	65	6	6	18	32

6         Q2 2016 │ Financial Information

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		Change			Revenues		Change
					Com-					Com-
	Q2 16	Q2 15	US$	Local	parable	Q2 16	Q2 15	US$	Local	parable
Europe	2,802	2,809	0%	1%	2%	2,949	2,949	0%	1%	5%
The Americas	2,401	2,615	-8%	-5%	-5%	2,519	2,706	-7%	-4%	-4%
Asia, Middle East and Africa	3,113	3,572	-13%	-10%	-10%	3,209	3,510	-9%	-5%	-5%
ABB Group	8,316	8,996	-8%	-5%	-5%	8,677	9,165	-5%	-3%	-2%

($ in millions, unless otherwise indicated)	Orders received		Change			Revenues		Change
					Com-					Com-
	H1 16	H1 15	US$	Local	parable	H1 16	H1 15	US$	Local	parable
Europe	6,348	6,771	-6%	-4%	-3%	5,566	5,753	-3%	-1%	2%
The Americas	4,656	5,354	-13%	-9%	-9%	4,816	5,358	-10%	-6%	-6%
Asia, Middle East and Africa	6,565	7,275	-10%	-6%	-6%	6,198	6,609	-6%	-2%	-2%
ABB Group	17,569	19,400	-9%	-6%	-6%	16,580	17,720	-6%	-3%	-2%

7         Q2 2016 │ Financial Information

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
($ in millions, except per share data in $)	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Sales of products	13,675	14,762	7,172	7,632
Sales of services	2,905	2,958	1,505	1,533
Total revenues	16,580	17,720	8,677	9,165
Cost of products	(10,069)	(10,711)	(5,358)	(5,517)
Cost of services	(1,738)	(1,788)	(904)	(928)
Total cost of sales	(11,807)	(12,499)	(6,262)	(6,445)
Gross profit	4,773	5,221	2,415	2,720
Selling, general and administrative expenses	(2,675)	(2,687)	(1,405)	(1,378)
Non-order related research and development expenses	(648)	(676)	(343)	(346)
Other income (expense), net	(19)	(38)	(20)	(35)
Income from operations	1,431	1,820	647	961
Interest and dividend income	38	38	20	19
Interest and other finance expense	(146)	(159)	(74)	(88)
Income from continuing operations before taxes	1,323	1,699	593	892
Provision for taxes	(350)	(493)	(149)	(263)
Income from continuing operations, net of tax	973	1,206	444	629
Income (loss) from discontinued operations, net of tax	(2)	2	(1)	(2)
Net income	971	1,208	443	627
Net income attributable to noncontrolling interests	(65)	(56)	(37)	(39)
Net income attributable to ABB	906	1,152	406	588

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	908	1,150	407	590
Net income	906	1,152	406	588

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.42	0.51	0.19	0.26
Net income	0.42	0.51	0.19	0.26

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.42	0.51	0.19	0.26
Net income	0.42	0.51	0.19	0.26

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,165	2,241	2,149	2,232
Diluted earnings per share attributable to ABB shareholders	2,169	2,246	2,154	2,238

See Notes to the Interim Consolidated Financial Information

8         Q2 2016 │ Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Total comprehensive income, net of tax	1,175	859	302	943
Total comprehensive income attributable to noncontrolling interests, net of tax	(65)	(52)	(32)	(35)
Total comprehensive income attributable to ABB shareholders, net of tax	1,110	807	270	908

See Notes to the Interim Consolidated Financial Information

9         Q2 2016 │ Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Jun. 30, 2016	Dec. 31, 2015
Cash and equivalents	4,085	4,565
Marketable securities and short-term investments	2,272	1,633
Receivables, net	10,384	10,061
Inventories, net	5,045	4,757
Prepaid expenses	246	225
Deferred taxes	844	881
Other current assets	594	638
Total current assets	23,470	22,760

Property, plant and equipment, net	5,239	5,276
Goodwill	9,782	9,671
Other intangible assets, net	2,191	2,337
Prepaid pension and other employee benefits	68	68
Investments in equity-accounted companies	167	178
Deferred taxes	486	423
Other non-current assets	600	643
Total assets	42,003	41,356

Accounts payable, trade	4,536	4,342
Billings in excess of sales	1,377	1,375
Short-term debt and current maturities of long-term debt	1,653	1,454
Advances from customers	1,612	1,598
Deferred taxes	222	249
Provisions for warranties	1,119	1,089
Nominal value reduction payable to shareholders	1,613	–
Other provisions	2,034	1,920
Other current liabilities	3,894	3,817
Total current liabilities	18,060	15,844

Long-term debt	6,355	5,985
Pension and other employee benefits	1,846	1,924
Deferred taxes	936	965
Other non-current liabilities	1,647	1,650
Total liabilities	28,844	26,368

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital
(2,314,743,264 issued shares at June 30, 2016, and December 31, 2015)	234	1,444
Retained earnings	20,986	20,476
Accumulated other comprehensive loss	(4,654)	(4,858)
Treasury stock, at cost
(187,744,523 and 123,118,123 shares at June 30, 2016, and December 31, 2015, respectively)	(3,847)	(2,581)
Total ABB stockholders’ equity	12,719	14,481
Noncontrolling interests	440	507
Total stockholders’ equity	13,159	14,988
Total liabilities and stockholders’ equity	42,003	41,356

See Notes to the Interim Consolidated Financial Information

10         Q2 2016 │ Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Operating activities:
Net income	971	1,208	443	627
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	567	588	287	293
Deferred taxes	(127)	(19)	(142)	(50)
Net loss (gain) from derivatives and foreign exchange	48	(92)	26	(88)
Other	61	94	44	68
Changes in operating assets and liabilities:
Trade receivables, net	(231)	(419)	(304)	(318)
Inventories, net	(204)	(301)	(39)	59
Trade payables	167	(39)	273	(18)
Accrued liabilities	(165)	(186)	80	(1)
Billings in excess of sales	9	119	75	104
Provisions, net	107	(107)	221	(34)
Advances from customers	(22)	(58)	22	(13)
Income taxes payable and receivable	121	(88)	89	(37)
Other assets and liabilities, net	32	(49)	7	6
Net cash provided by operating activities	1,334	651	1,082	598

Investing activities:
Purchases of marketable securities (available-for-sale)	(411)	(862)	(12)	(393)
Purchases of short-term investments	(1,369)	(481)	(944)	(22)
Purchases of property, plant and equipment and intangible assets	(348)	(358)	(178)	(182)
Acquisition of businesses (net of cash acquired)
and increases in cost- and equity-accounted companies	(19)	(41)	(16)	(5)
Proceeds from sales of marketable securities (available-for-sale)	38	359	10	347
Proceeds from maturity of marketable securities (available-for-sale)	539	494	250	219
Proceeds from short-term investments	533	512	425	336
Proceeds from sales of property, plant and equipment	28	24	16	18
Net cash from settlement of foreign currency derivatives	(21)	185	14	91
Other investing activities	10	16	13	12
Net cash provided by (used in) investing activities	(1,020)	(152)	(422)	421

Financing activities:
Net changes in debt with original maturities of 90 days or less	291	416	208	252
Increase in debt	852	51	831	11
Repayment of debt	(664)	(62)	(651)	(48)
Delivery of shares	1	107	1	107
Purchase of treasury stock	(1,197)	(898)	(749)	(497)
Dividends paid	–	(1,357)	–	(1,357)
Dividends paid to noncontrolling shareholders	(107)	(105)	(97)	(92)
Other financing activities	(12)	6	(21)	(1)
Net cash used in financing activities	(836)	(1,842)	(478)	(1,625)

Effects of exchange rate changes on cash and equivalents	42	(146)	(63)	89
Net change in cash and equivalents – continuing operations	(480)	(1,489)	119	(517)

Cash and equivalents, beginning of period	4,565	5,443	3,966	4,471
Cash and equivalents, end of period	4,085	3,954	4,085	3,954

Supplementary disclosure of cash flow information:
Interest paid	123	130	71	77
Taxes paid	361	616	211	360

See Notes to the Interim Consolidated Financial Information

11         Q2 2016 │ Financial Information

ABB Ltd Interim Consolidated Statements of Changes in
Stockholders’ Equity (unaudited)

Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid‑in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available‑for‑sale securities	Pension and other post‑retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Non‑ controlling interests	Total stockholders’ equity
Balance at January 1, 2015	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815
Comprehensive income:
Net income		1,152							1,152	56	1,208
Foreign currency translation
adjustments, net of tax of $(3)			(459)				(459)		(459)	(4)	(463)
Effect of change in fair value of
available-for-sale securities,
net of tax of $1				(4)			(4)		(4)		(4)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $45					116		116		116		116
Change in derivatives qualifying as
cash flow hedges, net of tax of $0						2	2		2		2
Total comprehensive income									807	52	859
Dividends paid
to noncontrolling shareholders									–	(133)	(133)
Dividends paid		(1,317)							(1,317)		(1,317)
Reduction in nominal value of common
shares paid to shareholders	(349)	(54)							(403)		(403)
Share-based payment arrangements	30								30		30
Purchase of treasury stock								(952)	(952)		(952)
Delivery of shares	(17)							124	107		107
Balance at June 30, 2015	1,441	19,720	(2,561)	9	(2,015)	(19)	(4,586)	(2,034)	14,541	465	15,006

Balance at January 1, 2016	1,444	20,476	(3,135)	7	(1,719)	(11)	(4,858)	(2,581)	14,481	507	14,988
Comprehensive income:
Net income		906							906	65	971
Foreign currency translation
adjustments, net of tax of $10			129				129		129		129
Effect of change in fair value of
available-for-sale securities,
net of tax of $1				9			9		9		9
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $18					63		63		63		63
Change in derivatives qualifying as
cash flow hedges, net of tax of $2						3	3		3		3
Total comprehensive income									1,110	65	1,175
Dividends paid
to noncontrolling shareholders									–	(132)	(132)
Reduction in nominal value of common
shares payable to shareholders	(1,224)	(396)							(1,620)		(1,620)
Share-based payment arrangements	27								27		27
Purchase of treasury stock								(1,280)	(1,280)		(1,280)
Delivery of shares	(13)							14	1		1
Balance at June 30, 2016	234	20,986	(3,006)	16	(1,656)	(8)	(4,654)	(3,847)	12,719	440	13,159

See Notes to the Interim Consolidated Financial Information

12         Q2 2016 │ Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1 The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2015.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

−    assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

−    estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings,

−    assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

−    recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

−    growth rates, discount rates and other assumptions used in testing goodwill for impairment,

−    assumptions used in determining inventory obsolescence and net realizable value,

−    estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

−    growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

−    assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Note 2 Recent accounting pronouncements
Applicable for current periods

Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)

As of January 1, 2016, the Company adopted an accounting standard update regarding fair value disclosures for certain investments. Under the update, the Company is no longer required to categorize within the fair value hierarchy any investments for which fair value is measured using the net asset value per share practical expedient. The amendments also removed the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update was applied retrospectively and did not have a significant impact on the consolidated financial statements.

Simplifying the measurement of inventory

As of January 1, 2016, the Company early-adopted an accounting standard update simplifying the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The update was applied prospectively and did not have a significant impact on the consolidated financial statements.

Applicable for future periods

Revenue from  contracts  with  customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows

13        Q2 2016 │ Financial Information

arising from contracts with customers. Further updates were issued in 2016 to clarify the guidance on identifying performance obligations and licensing, to enhance the implementation guidance on principal versus agent considerations and to add other practical expedients.

In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 2018, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company currently plans to adopt these updates as of January 1, 2018, pursuant to the aforementioned adoption method (ii) and currently does not anticipate these updates will have a significant impact on its consolidated financial statements. The Company continues to evaluate the expected impacts of the adoption of these updates and the expected impacts are subject to change.

Balance sheet classification of deferred taxes

In November 2015, an accounting standard update was issued which removes the requirement to separate deferred tax liabilities and assets into current and noncurrent amounts and instead requires all such amounts, as well as any related valuation allowance, to be classified as noncurrent in the balance sheet. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently evaluating which transition method it will adopt and the impact of this update on its consolidated financial statements.

Recognition and measurement of financial assets and financial liabilities

In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. Amongst others, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Leases

In February 2016, an accounting standard update was issued that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Simplifying the transition to the equity method of accounting

In March 2016, an accounting standard update was issued which eliminates the retroactive adjustments to an investment upon it qualifying for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence by the investor. It requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable prospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Improvements to employee share-based payment accounting

In March 2016, an accounting standard update was issued which changes the accounting for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as the classification in the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Measurement of credit losses on financial instruments

In June 2016, an accounting standard update was issued which replaces the existing incurred loss impairment methodology for most financial assets with a new “current expected credit loss” model. The new model will result in the immediate recognition of the estimated credit losses expected to occur over the remaining life of financial assets such as trade and other receivables, held-to-maturity debt securities, loans and other instruments. Credit losses relating to available-for-sale debt securities will be measured in a manner similar to current GAAP, except that the losses will be recorded through an allowance for credit losses rather than as a direct write-down to the security.

This update is effective for the Company for annual and interim periods beginning January 1, 2020, with early adoption permitted for annual and interim periods beginning January 1, 2019. The Company is currently evaluating the impact of this update on its consolidated financial statements.

14        Q2 2016 │ Financial Information

Note 3 Cash and equivalents, marketable securities and short-term investments
Current assets	Cash and equivalents, marketable securities and short-term investments consisted of the following:

	June 30, 2016
		Gross	Gross			Marketable securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,699			1,699	1,699	–
Time deposits	3,296			3,296	2,386	910
Other short-term investments	234			234	–	234
Debt securities available-for-sale:
U.S. government obligations	120	4	–	124	–	124
Other government obligations	2	–	–	2	–	2
Corporate	93	3	(1)	95	–	95
Equity securities available-for-sale	894	13	–	907	–	907
Total	6,338	20	(1)	6,357	4,085	2,272

	December 31, 2015
		Gross	Gross			Marketable securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,837			1,837	1,837	–
Time deposits	2,821			2,821	2,717	104
Other short-term investments	231			231	–	231
Debt securities available-for-sale:
U.S. government obligations	120	2	(1)	121	–	121
Other government obligations	2	–	–	2	–	2
Corporate	519	1	(1)	519	11	508
Equity securities available-for-sale	658	9	–	667	–	667
Total	6,188	12	(2)	6,198	4,565	1,633

Included in Other short-term investments at June 30, 2016, and December 31, 2015, are receivables of $229 million and $224 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At June 30, 2016, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $89 million, $12 million and $101 million, respectively. At December 31, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $99 million, $11 million and $110 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 4 Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

15        Q2 2016 │ Financial Information

Foreign exchange and interest rate derivatives The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts at
($ in millions)	June 30, 2016	December 31, 2015	June 30, 2015
Foreign exchange contracts	17,110	16,467	15,954
Embedded foreign exchange derivatives	3,066	2,966	3,398
Interest rate contracts	3,913	4,302	4,223

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at
		June 30, 2016	December 31, 2015	June 30, 2015
Copper swaps	metric tonnes	55,506	48,903	48,941
Aluminum swaps	metric tonnes	5,025	5,455	5,792
Nickel swaps	metric tonnes	6	18	–
Lead swaps	metric tonnes	17,200	14,625	15,350
Zinc swaps	metric tonnes	200	225	175
Silver swaps	ounces	1,796,109	1,727,255	1,488,132
Crude oil swaps	barrels	121,000	133,500	125,700

Equity derivatives

At June 30, 2016, December 31, 2015, and June 30, 2015, the Company held 44 million, 55 million and 45 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $12 million, $13 million and $16 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2016, and December 31, 2015, “Accumulated other comprehensive loss” included net unrealized losses of $8 million and $11 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at June 30, 2016, net losses of $2 million are expected to be reclassified to earnings in the following 12 months. At June 30, 2016, the longest maturity of a derivative classified as a cash flow hedge was 45 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the six and three months ended June 30, 2016 and 2015.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Six months ended June 30,	2016	2015		2016	2015
Type of derivative:			Location:
Foreign exchange contracts	–	(16)	Total revenues	(6)	(24)
			Total cost of sales	7	5
Commodity contracts	1	(2)	Total cost of sales	(3)	(4)
Cash-settled call options	3	(7)	SG&A expenses(1)	1	(4)
Total	4	(25)		(1)	(27)

16        Q2 2016 │ Financial Information

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Three months ended June 30,	2016	2015		2016	2015
Type of derivative:			Location:
Foreign exchange contracts	(4)	6	Total revenues	(3)	(11)
			Total cost of sales	3	–
Commodity contracts	–	–	Total cost of sales	(1)	(1)
Cash-settled call options	3	(3)	SG&A expenses(1)	2	(1)
Total	(1)	3		1	(13)

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The amounts in respect of gains (losses) recognized in income for hedge ineffectiveness and amounts excluded from effectiveness testing were not significant for the six and three months ended June 30, 2016 and 2015, respectively.

Net derivative losses of $21 million, net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the six months ended June 30, 2015. During the six months ended June 30, 2016, the amounts reclassified were not significant. During the three months ended June 30, 2016 and 2015, net derivative gains of $1 million and net derivative losses of $10 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the six and three months ended June 30, 2016 and 2015, was not significant.

The effect of interest rate contracts, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2016	2015	2016	2015
Gains (losses) recognized in Interest and other finance expense:
- on derivatives designated as fair value hedges	48	2	11	(29)
- on hedged item	(47)	1	(10)	32

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not	Gains (losses) recognized in income
designated as a hedge		Six months ended June 30,		Three months ended June 30,
($ in millions)	Location	2016	2015	2016	2015
Foreign exchange contracts	Total revenues	23	47	(110)	125
	Total cost of sales	(59)	(72)	2	(6)
	SG&A expenses(1)	(5)	9	7	(3)
	Non-order related research
	and development	(1)	(2)	(1)	(1)
	Interest and other finance expense	(48)	226	(1)	49
Embedded foreign exchange	Total revenues	(49)	26	3	(1)
contracts	Total cost of sales	6	(12)	–	5
	SG&A expenses(1)	1	6	(2)	6
Commodity contracts	Total cost of sales	10	(17)	8	(16)
Other	Interest and other finance expense	(1)	–	(1)	1
Total		(123)	211	(95)	159

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

17        Q2 2016 │ Financial Information

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	June 30, 2016
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	11	2	12	4
Commodity contracts	1	–	–	–
Interest rate contracts	2	139	–	–
Cash-settled call options	7	5	–	–
Total	21	146	12	4

Derivatives not designated as hedging instruments:
Foreign exchange contracts	140	21	229	70
Commodity contracts	12	1	12	5
Embedded foreign exchange derivatives	56	42	55	30
Total	208	64	296	105
Total fair value	229	210	308	109

	December 31, 2015
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	15	10	8	16
Commodity contracts	–	–	3	–
Interest rate contracts	6	86	–	–
Cash-settled call options	8	5	–	–
Total	29	101	11	16

Derivatives not designated as hedging instruments:
Foreign exchange contracts	172	32	237	81
Commodity contracts	2	–	29	9
Cross-currency interest rate swaps	–	–	–	1
Embedded foreign exchange derivatives	94	53	41	27
Total	268	85	307	118
Total fair value	297	186	318	134

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2016, and December 31, 2015, have been presented on a gross basis.

The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At June 30, 2016, and December 31, 2015, information related to these offsetting arrangements was as follows:

($ in millions)	June 30, 2016
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized assets	case of default	received	received	Net asset exposure
Derivatives	341	(199)	–	–	142
Reverse repurchase
agreements	229	–	–	(229)	–
Total	570	(199)	–	(229)	142

($ in millions)	June 30, 2016
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized liabilities	case of default	pledged	pledged	Net liability exposure
Derivatives	332	(199)	–	–	133
Total	332	(199)	–	–	133

18        Q2 2016 │ Financial Information

($ in millions)	December 31, 2015
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized assets	case of default	received	received	Net asset exposure
Derivatives	336	(215)	–	–	121
Reverse repurchase
agreements	224	–	–	(224)	–
Total	560	(215)	–	(224)	121

($ in millions)	December 31, 2015
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized liabilities	case of default	pledged	pledged	Net liability exposure
Derivatives	384	(215)	(3)	–	166
Total	384	(215)	(3)	–	166

Note 5 Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:  Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2:  Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:  Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

19        Q2 2016 │ Financial Information

Recurring fair value measures	The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	June 30, 2016
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	907	–	907
Debt securities—U.S. government obligations	124	–	–	124
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	95	–	95
Derivative assets—current in “Other current assets”	1	228	–	229
Derivative assets—non-current in “Other non-current assets”	–	210	–	210
Total	125	1,442	–	1,567

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	308	–	308
Derivative liabilities—non-current in “Other non-current liabilities”	–	109	–	109
Total	–	417	–	417

	December 31, 2015
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	–	11	–	11
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	667	–	667
Debt securities—U.S. government obligations	121	–	–	121
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	508	–	508
Derivative assets—current in “Other current assets”	1	296	–	297
Derivative assets—non-current in “Other non-current assets”	–	186	–	186
Total	122	1,670	–	1,792

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	315	–	318
Derivative liabilities—non-current in “Other non-current liabilities”	–	134	–	134
Total	3	449	–	452

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

 -   Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

 -   Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures	There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2016 and 2015.

20        Q2 2016 │ Financial Information

Disclosure about financial instruments carried on a cost basis	The fair values of financial instruments carried on a cost basis were as follows:

	June 30, 2016
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,699	1,699	–	–	1,699
Time deposits	2,386	–	2,386	–	2,386
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	910	–	910	–	910
Receivables under reverse repurchase agreements	229	–	229	–	229
Other short-term investments	5	5	–	–	5
Other non-current assets:
Loans granted	29	–	30	–	30
Held-to-maturity securities	89	–	101	–	101
Restricted cash deposits	88	59	29	–	88

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	1,637	1,077	560	–	1,637
Long-term debt (excluding capital lease obligations)	6,257	5,813	772	–	6,585
Non-current deposit liabilities in “Other non-current liabilities”	114	–	126	–	126

	December 31, 2015
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,837	1,837	–	–	1,837
Time deposits	2,717	–	2,717	–	2,717
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	104	–	104	–	104
Receivables under reverse repurchase agreements	224	–	224	–	224
Other short-term investments	7	7	–	–	7
Other non-current assets:
Loans granted	29	–	30	–	30
Held-to-maturity securities	99	–	110	–	110
Restricted cash deposits	176	55	138	–	193

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	1,427	614	817	–	1,431
Long-term debt (excluding capital lease obligations)	5,899	5,307	751	–	6,058
Non-current deposit liabilities in “Other non-current liabilities”	215	–	244	–	244

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

 -   Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

-    Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 3) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

 -   Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

 -   Long-term debt (excluding capital lease obligations): Fair values of bonds are determined using quoted market prices (Level 1 inputs), if available. For bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

 -   Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

21        Q2 2016 │ Financial Information

Note 6 Commitments and contingencies

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment).

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. With respect to these matters, management is cooperating fully with the authorities. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At June 30, 2016, and December 31, 2015, the Company had aggregate liabilities of $156 million and $160 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected outcomes.

Maximum potential payments ($ in millions)	June 30, 2016	December 31, 2015
Performance guarantees	202	209
Financial guarantees	75	77
Indemnification guarantees	72	50
Total	349	336

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at June 30, 2016, and December 31, 2015, were not significant.

The Company is party to various guarantees providing financial or performance assurances to certain third-parties. These guarantees, which have various maturities up to 2020, mainly consist of performance guarantees whereby (i) the Company guarantees the performance of a third party’s product or service according to the terms of a contract and (ii) as member of a consortium that includes third parties, the Company guarantees not only its own performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these performance guarantees range from one to six years.

Commercial commitments

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At June 30, 2016, and December 31, 2015, the total outstanding performance bonds aggregated to $8.7 billion and $9.5 billion, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the six and three months ended June 30, 2016 and 2015.

Product and order-related contingencies The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.
The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2016	2015
Balance at January 1,	1,089	1,148
Claims paid in cash or in kind	(133)	(135)
Net increase in provision for changes in estimates, warranties issued and warranties expired	149	97
Exchange rate differences	14	(31)
Balance at June 30,	1,119	1,079

22        Q2 2016 │ Financial Information

Note 7 Debt	The Company’s total debt at June 30, 2016, and December 31, 2015, amounted to $8,008 million and $7,439 million, respectively.
Short-term debt and current maturities of long-term debt	The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	June 30, 2016	December 31, 2015
Short-term debt	590	278
Current maturities of long-term debt	1,063	1,176
Total	1,653	1,454

Short-term debt primarily represented issued commercial paper and short-term loans from various banks. At June 30, 2016, and December 31, 2015, $443 million and $132 million, respectively, was outstanding under the $2 billion commercial paper program in the United States.

In May 2016, the Company exercised its option to extend the maturity of its $2 billion multicurrency revolving credit facility to 2021. No amount was drawn at June 30, 2016, and December 31, 2015. The facility contains cross default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

In June 2016, the Company repaid at maturity the USD 600 million 2.5% Notes.

Long-term debt	The Company’s long-term debt at June 30, 2016, and December 31, 2015, amounted to $6,355 million and $5,985 million, respectively.

Outstanding bonds (including maturities within the next 12 months) were as follows:
	June 30, 2016			December 31, 2015
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)
Bonds:
2.5% USD Notes, due 2016			-	USD	600	$599
1.25% CHF Bonds, due 2016	CHF	500	$514	CHF	500	$510
1.625% USD Notes, due 2017	USD	500	$499	USD	500	$499
4.25% AUD Notes, due 2017	AUD	400	$303	AUD	400	$297
1.50% CHF Bonds, due 2018	CHF	350	$357	CHF	350	$352
2.625% EUR Instruments, due 2019	EUR	1,250	$1,391	EUR	1,250	$1,363
4.0% USD Notes, due 2021	USD	650	$642	USD	650	$641
2.25% CHF Bonds, due 2021	CHF	350	$396	CHF	350	$383
5.625% USD Notes, due 2021	USD	250	$276	USD	250	$279
2.875% USD Notes, due 2022	USD	1,250	$1,321	USD	1,250	$1,275
0.625% EUR Notes, due 2023	EUR	700	$777			-
4.375% USD Notes, due 2042	USD	750	$722	USD	750	$722
Total			$7,198			$6,920

(1) USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

In April 2016, the Company issued notes with an aggregate principal of EUR 700 million, due 2023. The notes pay interest annually in arrears at a fixed rate of 0.625 percent per annum. The Company recorded net proceeds (after underwriting fees) of EUR 697 million (equivalent to approximately $807 million on date of issuance).

Note 8 Employee benefits

The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits
Six months ended June 30,	2016	2015	2016	2015
Service cost	126	137	–	1
Interest cost	142	155	3	4
Expected return on plan assets	(204)	(233)	–	–
Amortization of prior service cost (credit)	21	19	(6)	(4)
Amortization of net actuarial loss	43	55	–	1
Curtailments, settlements and special termination benefits	1	–	–	–
Net periodic benefit cost	129	133	(3)	2

23        Q2 2016 │ Financial Information

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended June 30,	2016	2015	2016	2015
Service cost	63	71	–	1
Interest cost	71	80	1	2
Expected return on plan assets	(102)	(120)	–	–
Amortization of prior service cost (credit)	11	10	(3)	(2)
Amortization of net actuarial loss	21	27	–	1
Curtailments, settlements and special termination benefits	1	–	–	–
Net periodic benefit cost	65	68	(2)	2

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits
Six months ended June 30,	2016	2015	2016	2015
Total contributions to defined benefit pension and other postretirement benefit plans	140	99	6	7

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended June 30,	2016	2015	2016	2015
Total contributions to defined benefit pension and other postretirement benefit plans	88	50	3	3

During the six and three months ended June 30, 2016, total contributions included available-for-sale debt securities, having a fair value at the contribution date of $40 million, contributed to certain of the Company’s pension plans in Germany.

The Company expects to make contributions totaling approximately $250 million and $15 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2016.

Note 9 Stockholders’ equity

In September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line.

In the six months ended June 30, 2016, under the announced share buyback program, the Company purchased 60.370 million shares for cancellation and 4.940 million shares to support its employee share programs, of which 35.740 million shares were purchased for cancellation and 1.900 million shares were purchased to support employee share programs in the three months ended June 30, 2016. In the six and three months ended June 30, 2016, these transactions resulted in an increase in Treasury stock of $1,280 million and $784 million, respectively. In the six months ended June 30, 2015, the Company purchased 35.430 million shares for cancellation and 8.700 million shares to support its employee share programs, of which 18.050 million shares were purchased for cancellation and 4.575 million shares were purchased to support employee share programs in the three months ended June 30, 2015. In the six and three months ended June 30, 2015, these transactions resulted in an increase in Treasury stock of $952 million and $500 million, respectively.

As of June 30, 2016, under this program, the Company has purchased a total of 146.595 million shares for cancellation and 24.740 million shares to support its employee share programs.

At the Annual General Meeting of Shareholders on April 21, 2016, shareholders approved the proposal of the Board of Directors to reduce the share capital of the Company by canceling 100 million shares which were bought back under the share buyback program. This cancelation was completed in July 2016.

Also at the Annual General Meeting of Shareholders on April 21, 2016, shareholders approved the proposal of the Board of Directors to distribute 0.74 Swiss francs per share to shareholders by way of a nominal value reduction (reduction in the par value of each share) from 0.86 Swiss francs to 0.12 Swiss francs. In the second quarter of 2016, the Company recorded a reduction in Capital stock and additional paid-in capital of $1,224 million and a reduction in Retained earnings of $396 million for the shares outstanding at June 30, 2016, in relation to the approved nominal value reduction. In July 2016, the nominal value reduction was registered in the commercial register of the canton of Zurich, Switzerland, and was paid.

24        Q2 2016 │ Financial Information

Note 10 Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share
	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2016	2015	2016	2015
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	908	1,150	407	590
Income (loss) from discontinued operations, net of tax	(2)	2	(1)	(2)
Net income	906	1,152	406	588

Weighted-average number of shares outstanding (in millions)	2,165	2,241	2,149	2,232

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.42	0.51	0.19	0.26
Income (loss) from discontinued operations, net of tax	–	–	–	–
Net income	0.42	0.51	0.19	0.26

Diluted earnings per share
	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2016	2015	2016	2015
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	908	1,150	407	590
Income (loss) from discontinued operations, net of tax	(2)	2	(1)	(2)
Net income	906	1,152	406	588

Weighted-average number of shares outstanding (in millions)	2,165	2,241	2,149	2,232
Effect of dilutive securities:
Call options and shares	4	5	5	6
Adjusted weighted-average number of shares outstanding (in millions)	2,169	2,246	2,154	2,238

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.42	0.51	0.19	0.26
Income (loss) from discontinued operations, net of tax	–	–	–	–
Net income	0.42	0.51	0.19	0.26

Note 11 Reclassifications out of accumulated other comprehensive loss	The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2015	(2,102)	13	(2,131)	(21)	(4,241)
Other comprehensive (loss) income
before reclassifications	(463)	(5)	61	(19)	(426)
Amounts reclassified from OCI	–	1	55	21	77
Total other comprehensive (loss) income	(463)	(4)	116	2	(349)

Less:
Amounts attributable to noncontrolling interests	(4)	–	–	–	(4)
Balance at June 30, 2015	(2,561)	9	(2,015)	(19)	(4,586)

25        Q2 2016 │ Financial Information

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2016	(3,135)	7	(1,719)	(11)	(4,858)
Other comprehensive (loss) income
before reclassifications	129	9	18	3	159
Amounts reclassified from OCI	–	–	45	–	45
Total other comprehensive (loss) income	129	9	63	3	204

Less:
Amounts attributable to noncontrolling interests	–	–	–	–	–
Balance at June 30, 2016	(3,006)	16	(1,656)	(8)	(4,654)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

		Six months ended		Three months ended
($ in millions)	Location of (gains) losses	June 30,		June 30,
Details about OCI components	reclassified from OCI	2016	2015	2016	2015
Pension and other postretirement plan adjustments:
Amortization of prior service cost	Net periodic benefit cost(1)	15	15	8	8
Amortization of net actuarial loss	Net periodic benefit cost(1)	43	56	21	28
Total before tax		58	71	29	36
Tax	Provision for taxes	(13)	(16)	(7)	(8)
Amounts reclassified from OCI		45	55	22	28

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	6	24	3	11
	Total cost of sales	(7)	(5)	(3)	–
Commodity contracts	Total cost of sales	3	4	1	1
Cash-settled call options	SG&A expenses(2)	(1)	4	(2)	1
Total before tax		1	27	(1)	13
Tax	Provision for taxes	(1)	(6)	–	(3)
Amounts reclassified from OCI		–	21	(1)	10

(1) These  components  are  included  in  the  computation  of  net  periodic  benefit  cost  (see  Note  8).

(2) SG&A expenses represent “Selling, general and administrative expenses”.

The amounts in respect of Unrealized gains (losses) on available-for-sale securities were not significant for the six and three months ended June 30, 2016 and 2015.

Note 12 Restructuring and related expenses
White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company will implement and execute various restructuring initiatives across all operating segments and regions.

The following table outlines the costs incurred in the six and three months ended June 30, 2016, the cumulative costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

	Costs incurred in the	Costs incurred in the	Cumulative costs
	six months ended	three months ended	incurred up to
($ in millions)	June 30, 2016	June 30, 2016	June 30, 2016	Total expected costs(1)
Electrification Products	32	31	105	133
Discrete Automation and Motion	42	42	87	169
Process Automation	82	82	178	190
Power Grids	60	61	130	177
Corporate and Other	53	54	139	183
Total	269	270	639	852

(1) Total expected costs have been recast to reflect the reorganization of the Company’s operating segments as outlined in Note 13.

During the six months ended June 30, 2016, the total expected costs in the Electrification Products segment were reduced by $42 million due to a favorable change in average severance costs per person and higher attrition rates. During the six months ended June 30, 2016, the total expected costs in the Process Automation segment increased by $42 million resulting from an increase in average severance costs per person and an increased scope. The variances in average severance costs were primarily due to more precise cost estimates being computed after determining the specific country locations of affected employees. At June 30, 2016, the total expected costs for the program as a whole, remain unchanged compared with December 31, 2015.

Of the total expected costs of $852 million, the majority is related to employee severance costs.

26        Q2 2016 │ Financial Information

The Company recorded the following expenses under this program:

	Six months ended	Three months ended	Cumulative costs incurred
($ in millions)	June 30, 2016	June 30, 2016	up to June 30, 2016
Employee severance costs	268	270	632
Estimated contract settlement, loss order and other costs	1	–	6
Inventory and long-lived asset impairments	–	–	1
Total	269	270	639

Expenses associated with this program are recorded in the following line items in the Consolidated Income Statements:

	Six months ended	Three months ended
($ in millions)	June 30, 2016	June 30, 2016
Total cost of sales	159	160
Selling, general and administrative expenses	90	90
Non-order related research and development expenses	10	10
Other income (expense), net	10	10
Total	269	270

Liabilities associated with the White Collar Productivity program are primarily included in “Other provisions”. The following table shows the activity from the beginning of the program to June 30, 2016, by expense type.

	Employee	Contract settlement,
($ in millions)	severance costs	loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334
Expenses	296	1	297
Cash payments	(61)	(1)	(62)
Change in estimates	(28)	–	(28)
Exchange rate differences	1	–	1
Liability at June 30, 2016	538	4	542

The change in estimates results from a reduction in average severance costs per person and higher attrition rates.
Other restructuring-related activities

In the six months ended June 30, 2016  and 2015, the Company executed various other minor restructuring‑related activities and incurred expenses of $67 million and $84 million, respectively. In the three months ended June 30, 2016 and 2015, these expenses amounted to $40 million and $58 million, respectively. These expenses mainly related to employee severance costs and were primarily recorded in “Total cost of sales”.

Note 13 Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Electrification Products, Discrete Automation and Motion, Process Automation and Power Grids. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2016, the Company reorganized its operating segments with the aim of delivering more customer value in a better, more focused way from its combined power and automation offering. The new Electrification Products segment includes the business of the former Low Voltage Products segment and the Medium Voltage Products business from the former Power Products segment. The Process Automation segment has been expanded to include the Distributed Control Systems business from the former Power Systems segment, while the remaining businesses of the former Power Products and Power Systems segments were combined to form the new Power Grids segment. There were no significant changes to the Discrete Automation and Motion segment.

In addition, commencing in 2016, the Company changed its method of allocating income taxes to its operating segments whereby tax assets are primarily accounted for in Corporate and Other. As a result, certain amounts relating to current and deferred tax assets previously reported within the total segment assets of each individual operating segment have been allocated to Corporate and Other.

The segment information for the six and three months ended June 30, 2015 and at December 31, 2015, has been recast to reflect these organizational and allocation changes.

A description of the types of products and services provided by each reportable segment is as follows:

 -    Electrification Products: manufactures and sells products and services including low- and medium-voltage switchgear (air and gas insulated), breakers, switches, control products, DIN rail components, automation and distribution enclosures, wiring accessories and installation material for many kinds of applications.

 -    Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

 -    Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

 -    Power Grids: supplies power and automation products, systems, and service and software solutions for power generation, transmission and distribution to utility, industry, transportation and infrastructure customers. These offerings address evolving grid developments which include the integration of renewables, network control, digital substations, microgrids and asset management. The segment also manufactures a wide range of power, distribution and traction transformers, an array of high-voltage products, including circuit breakers, switchgear, capacitors and power transmission systems.

 -    Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations, historical operating activities of certain divested businesses, and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

27        Q2 2016 │ Financial Information

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the six and three months ended June 30, 2016 and 2015, as well as total assets at June 30, 2016, and December 31, 2015.

	Six months ended June 30, 2016			Six months ended June 30, 2015
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	4,249	273	4,522	4,433	302	4,735
Discrete Automation and Motion	4,014	286	4,300	4,333	286	4,619
Process Automation	3,258	80	3,338	3,577	62	3,639
Power Grids	5,032	265	5,297	5,333	390	5,723
Corporate and Other	27	775	802	44	754	798
Intersegment elimination	–	(1,679)	(1,679)	–	(1,794)	(1,794)
Consolidated	16,580	–	16,580	17,720	–	17,720

	Three months ended June 30, 2016			Three months ended June 30, 2015
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	2,263	134	2,397	2,349	157	2,506
Discrete Automation and Motion	2,072	149	2,221	2,187	161	2,348
Process Automation	1,679	38	1,717	1,844	31	1,875
Power Grids	2,647	132	2,779	2,762	189	2,951
Corporate and Other	16	400	416	23	407	430
Intersegment elimination	–	(853)	(853)	–	(945)	(945)
Consolidated	8,677	–	8,677	9,165	–	9,165

28        Q2 2016 │ Financial Information

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2016	2015	2016	2015
Operational EBITA:
Electrification Products	732	751	414	411
Discrete Automation and Motion	585	657	311	339
Process Automation	406	443	210	227
Power Grids	452	360	253	196
Corporate and Other and Intersegment elimination	(126)	(204)	(82)	(115)
Consolidated Operational EBITA	2,049	2,007	1,106	1,058
Acquisition-related amortization	(142)	(163)	(71)	(80)
Restructuring and restructuring-related expenses(1)	(436)	(84)	(367)	(58)
Gains and losses from sale of businesses, acquisition-related expenses
and certain non-operational items	(11)	(50)	(9)	(39)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities,
embedded derivatives)	(35)	144	(62)	160
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	14	(28)	10	(20)
Unrealized foreign exchange movements on receivables/payables (and related
assets/liabilities)	(8)	(6)	40	(60)
Income from operations	1,431	1,820	647	961
Interest and dividend income	38	38	20	19
Interest and other finance expense	(146)	(159)	(74)	(88)
Income from continuing operations before taxes	1,323	1,699	593	892

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

	Total assets(1)
($ in millions)	June 30, 2016	December 31, 2015
Electrification Products	9,976	9,474
Discrete Automation and Motion	8,728	9,223
Process Automation	4,600	4,662
Power Grids	9,453	9,422
Corporate and Other	9,246	8,575
Consolidated	42,003	41,356

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

29        Q2 2016 │ Financial Information

30        Q2 2016 │ Financial Information

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the six and three months ended June 30, 2016.

Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates also adjust for changes in our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. Certain portfolio changes which do not qualify as divestments under U.S. GAAP have been treated in a similar manner to divestments. Changes in our portfolio where we have exited certain business activities or customer markets are adjusted as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q2 2016 compared to Q2 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-5%	3%	0%	-2%	-4%	3%	0%	-1%
Discrete Automation and Motion	-9%	1%	0%	-8%	-5%	2%	0%	-3%
Process Automation	-22%	2%	0%	-20%	-8%	2%	0%	-6%
Power Grids	-4%	3%	1%	0%	-6%	3%	4%	1%
ABB Group	-8%	3%	0%	-5%	-5%	2%	1%	-2%

	H1 2016 compared to H1 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-7%	4%	0%	-3%	-4%	3%	0%	-1%
Discrete Automation and Motion	-10%	3%	0%	-7%	-7%	3%	0%	-4%
Process Automation	-22%	4%	0%	-18%	-8%	3%	0%	-5%
Power Grids	-8%	3%	1%	-4%	-7%	2%	4%	-1%
ABB Group	-9%	3%	0%	-6%	-6%	3%	1%	-2%

31        Q2 2016 │ Financial Information

Regional comparable growth rate reconciliation
	Q2 2016 compared to Q2 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	0%	1%	1%	2%	0%	1%	4%	5%
The Americas	-8%	3%	0%	-5%	-7%	3%	0%	-4%
Asia, Middle East and Africa	-13%	3%	0%	-10%	-9%	4%	0%	-5%
ABB Group	-8%	3%	0%	-5%	-5%	2%	1%	-2%

	H1 2016 compared to H1 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	-6%	2%	1%	-3%	-3%	2%	3%	2%
The Americas	-13%	4%	0%	-9%	-10%	4%	0%	-6%
Asia, Middle East and Africa	-10%	4%	0%	-6%	-6%	4%	0%	-2%
ABB Group	-9%	3%	0%	-6%	-6%	3%	1%	-2%

Order backlog growth rate reconciliation
	June 30, 2016 compared to June 30, 2015
	US$	Foreign
	(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable
Electrification Products	1%	5%	0%	6%
Discrete Automation and Motion	-5%	4%	0%	-1%
Process Automation	-10%	3%	0%	-7%
Power Grids	1%	3%	3%	7%
ABB Group	-3%	3%	2%	2%

Other growth rate reconciliations

	Q2 2016 compared to Q2 2015				H1 2016 compared to H1 2015
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Large orders	-41%	0%	2%	-39%	-35%	1%	1%	-33%
Base orders	-3%	3%	0%	0%	-4%	4%	0%	0%
Service orders	1%	3%	0%	4%	0%	4%	0%	4%
Service revenues	-2%	3%	0%	1%	-2%	4%	0%	2%

Division realignment:

Effective January 1, 2016, we have realigned our organizational structure to better address customer needs and deliver operational efficiency. Our new streamlined structure is comprised of four operating divisions: Power Grids, Electrification Products, Discrete Automation and Motion and Process Automation. In addition, the operations of certain previously divested businesses have been excluded from the results of the four divisions (but are included in the total ABB Group) for the periods prior to their respective divestment. See Note 13 to the Interim Consolidated Financial Information (unaudited) for further details on the realignment.

The following information presents a reconciliation of growth rates of orders and revenues for 2015 compared with 2014 to reflect these organizational changes:

Divisional comparable growth rate reconciliation:

	Q2 2015 compared to Q2 2014
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-6%	10%	0%	4%	-6%	10%	0%	4%
Discrete Automation and Motion	-9%	9%	0%	0%	-8%	10%	0%	2%
Process Automation	-21%	11%	0%	-10%	-14%	13%	0%	-1%
Power Grids	-18%	9%	0%	-9%	-9%	11%	0%	2%
ABB Group	-15%	9%	2%	-4%	-10%	10%	3%	3%

32        Q2 2016 │ Financial Information

	H1 2015 compared to H1 2014
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-8%	10%	0%	2%	-8%	10%	0%	2%
Discrete Automation and Motion	-9%	9%	0%	0%	-6%	9%	0%	3%
Process Automation	-8%	14%	0%	6%	-15%	12%	0%	-3%
Power Grids	3%	15%	0%	18%	-7%	11%	-1%	3%
ABB Group	-7%	10%	3%	6%	-10%	10%	3%	3%

Operational EBITA margin

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities). Operational EBITA is our measure of segment profit but is also used by management to evaluate the profitability of the Company as a whole.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

The Company presents Operational revenues solely for the purpose of allowing the computation of Operational EBITA margin. Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets). Operational revenues are not intended to be an alternative measure to Total Revenues, which represent our revenues measured in accordance with U.S. GAAP.

Reconciliation	The following tables provide reconciliations of consolidated Operational EBITA to Net Income and Operational EBITA Margin by division.
Reconciliation of consolidated Operational EBITA to Net Income

\

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2016	2015	2016	2015
Operational EBITA	2,049	2,007	1,106	1,058
Acquisition-related amortization	(142)	(163)	(71)	(80)
Restructuring and restructuring-related expenses(1)	(436)	(84)	(367)	(58)
Gains and losses from sale of businesses, acquisition-related expenses
and certain non-operational items	(11)	(50)	(9)	(39)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities,
embedded derivatives)	(35)	144	(62)	160
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	14	(28)	10	(20)
Unrealized foreign exchange movements on receivables/payables (and related
assets/liabilities)	(8)	(6)	40	(60)
Income from operations	1,431	1,820	647	961
Interest and dividend income	38	38	20	19
Interest and other finance expense	(146)	(159)	(74)	(88)
Income from continuing operations before taxes	1,323	1,699	593	892
Provision for taxes	(350)	(493)	(149)	(263)
Income from continuing operations, net of tax	973	1,206	444	629
Income (loss) from discontinued operations, net of tax	(2)	2	(1)	(2)
Net income	971	1,208	443	627

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

33        Q2 2016 │ Financial Information

Reconciliation of Operational EBITA margin by division

\

	Six months ended June 30, 2016
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	4,522	4,300	3,338	5,297	(877)	16,580
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(4)	(7)	6	13	–	8
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(2)	–	8	(11)	–	(5)
Unrealized foreign exchange movements
on receivables (and related assets)	1	1	10	3	–	15
Operational revenues	4,517	4,294	3,362	5,302	(877)	16,598

Income (loss) from operations	627	466	282	332	(276)	1,431
Acquisition-related amortization	48	61	6	18	9	142
Restructuring and
restructuring-related expenses(1)	55	61	93	94	133	436
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	–	–	–	4	7	11
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	7	(2)	17	12	1	35
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(1)	(1)	(2)	(10)	–	(14)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(4)	–	10	2	–	8
Operational EBITA	732	585	406	452	(126)	2,049

Operational EBITA margin (%)	16.2%	13.6%	12.1%	8.5%	n.a.	12.3%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

34        Q2 2016 │ Financial Information

	Six months ended June 30, 2015
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	4,735	4,619	3,639	5,723	(996)	17,720
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(15)	(21)	(31)	(107)	(1)	(175)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	3	(29)	19	44	–	37
Unrealized foreign exchange movements
on receivables (and related assets)	5	13	(20)	3	–	1
Operational revenues	4,728	4,582	3,607	5,663	(997)	17,583

Income (loss) from operations	699	593	421	309	(202)	1,820
Acquisition-related amortization	51	65	6	32	9	163
Restructuring and
restructuring-related expenses(1)	10	28	21	25	–	84
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	1	–	18	33	(2)	50
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(12)	(17)	(20)	(82)	(13)	(144)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	2	(29)	11	44	–	28
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	–	17	(14)	(1)	4	6
Operational EBITA	751	657	443	360	(204)	2,007

Operational EBITA margin (%)	15.9%	14.3%	12.3%	6.4%	n.a.	11.4%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

35        Q2 2016 │ Financial Information

	Three months ended June 30, 2016
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,397	2,221	1,717	2,779	(437)	8,677
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	14	10	13	62	–	99
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(2)	(1)	3	(6)	–	(6)
Unrealized foreign exchange movements
on receivables (and related assets)	(10)	(7)	(10)	(29)	–	(56)
Operational revenues	2,399	2,223	1,723	2,806	(437)	8,714

Income (loss) from operations	339	226	112	151	(181)	647
Acquisition-related amortization	24	30	3	9	5	71
Restructuring and
restructuring-related expenses(1)	51	54	89	76	97	367
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	–	–	–	2	7	9
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	7	5	14	46	(10)	62
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(1)	(1)	(2)	(6)	–	(10)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(6)	(3)	(6)	(25)	–	(40)
Operational EBITA	414	311	210	253	(82)	1,106

Operational EBITA margin (%)	17.3%	14.0%	12.2%	9.0%	n.a.	12.7%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

36        Q2 2016 │ Financial Information

	Three months ended June 30, 2015
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,506	2,348	1,875	2,951	(515)	9,165
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(23)	(8)	(23)	(102)	(1)	(157)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	2	–	(1)	21	–	22
Unrealized foreign exchange movements
on receivables (and related assets)	8	5	(2)	24	–	35
Operational revenues	2,493	2,345	1,849	2,894	(516)	9,065

Income (loss) from operations	389	293	216	181	(118)	961
Acquisition-related amortization	26	33	3	15	3	80
Restructuring and
restructuring-related expenses(1)	3	25	20	10	–	58
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	–	–	15	31	(7)	39
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(23)	(24)	(27)	(89)	3	(160)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	1	–	(4)	23	–	20
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	15	12	4	25	4	60
Operational EBITA	411	339	227	196	(115)	1,058

Operational EBITA margin (%)	16.5%	14.5%	12.3%	6.8%	n.a.	11.7%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

37        Q2 2016 │ Financial Information

Operational EPS	Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares outstanding used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

(i)     acquisition-related amortization.

(ii)     restructuring and restructuring-related expenses,

(iii)    gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,

(iv)    foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses), as well as certain other amounts included solely in provision for taxes, are excluded from the computation.

Constant currency Operational EPS adjustment and Operational EPS growth rate (constant currency)

In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Six months ended June 30,
($ in millions, except per share data in $)	2016	2015	Growth(1)

Net income (attributable to ABB)	906	1,152
Operational adjustments:
Acquisition-related amortization	142	163
Restructuring and restructuring-related expenses(2)	436	84
Gains and losses from sale of businesses,
acquisition-related expenses and certain non-operational items	11	50
FX/commodity timing differences in income from operations	29	(110)
Tax on operational adjustments(3)	(163)	(42)
Operational net income	1,361	1,297	5%

Weighted-average number of shares outstanding (in millions)	2,165	2,241

Operational EPS	0.63	0.58	9%
Constant currency Operational EPS adjustment	0.08	0.06
Operational EPS (constant currency basis - 2014 exchange rates)	0.71	0.64	10%

(1) Growth is computed using unrounded EPS amounts.

(2) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

(3) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

38        Q2 2016 │ Financial Information

	Three months ended June 30,
($ in millions, except per share data in $)	2016	2015	Growth(1)

Net income (attributable to ABB)	406	588
Operational adjustments:
Acquisition-related amortization	71	80
Restructuring and restructuring-related expenses(2)	367	58
Gains and losses from sale of businesses,
acquisition-related expenses and certain non-operational items	9	39
FX/commodity timing differences in income from operations	12	(80)
Tax on operational adjustments(3)	(119)	(17)
Operational net income	746	668	12%

Weighted-average number of shares outstanding (in millions)	2,149	2,232

Operational EPS	0.35	0.30	16%
Constant currency Operational EPS adjustment	0.04	0.03
Operational EPS (constant currency basis - 2014 exchange rates)	0.39	0.33	18%

(1) Growth is computed using unrounded EPS amounts.

(2) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

(3) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

Net debt	Definition

Net debt

Net debt  is  defined  as  Total  debt  less  Cash  and  marketable  securities.

Total debt

Total debt  is  the  sum  of  Short-term  debt  and  current  maturities  of  long-term  debt,  and  Long-term  debt.

Cash and  marketable  securities

Cash and  marketable  securities  is  the  sum  of  Cash  and  equivalents,  and  Marketable  securities  and  short-term  investments.

Reconciliation

($ in millions)	June 30, 2016	December 31, 2015
Short-term debt and current maturities of long-term debt	1,653	1,454
Long-term debt	6,355	5,985
Total debt	8,008	7,439
Cash and equivalents	4,085	4,565
Marketable securities and short-term investments	2,272	1,633
Cash and marketable securities	6,357	6,198
Net debt	1,651	1,241

Net working capital as a percentage of revenues	Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

39        Q2 2016 │ Financial Information

Reconciliation

($ in millions, unless otherwise indicated)	June 30, 2016	June 30, 2015
Net working capital:
Receivables, net(1)	10,384	11,071
Inventories, net	5,045	5,458
Prepaid expenses	246	304
Accounts payable, trade	(4,536)	(4,564)
Billings in excess of sales	(1,377)	(1,505)
Advances from customers	(1,612)	(1,512)
Other current liabilities(2)	(3,002)	(3,030)
Net working capital in assets and liabilities held for sale	–	1
Net working capital	5,148	6,223
Total revenues for the three months ended:
June 30, 2016 / 2015	8,677	9,165
March 31, 2016 / 2015	7,903	8,555
December 31, 2015 / 2014	9,242	10,346
September 30, 2015 / 2014	8,519	9,823
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	–	(144)
Adjusted revenues for the trailing twelve months	34,341	37,745
Net working capital as a percentage of revenues (%)	15.0%	16.5%

(1)   At June 30, 2016 and 2015, Receivables, net, included $2,511 million and $2,837 million, respectively, of unbilled receivables.

(2)   Amounts exclude $2,505 million and $1,201 million at June 30, 2016 and 2015, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

Free cash flow conversion to net income	Definition

Free cash flow conversion to net income

Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Free cash flow for the trailing twelve months

Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date.

Net income for the trailing twelve months

Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date.

Free cash flow conversion to net income

	Twelve months to
($ in millions, unless otherwise indicated)	June 30, 2016	December 31, 2015
Net cash provided by operating activities	4,501	3,818
Adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(866)	(876)
Proceeds from sale of property, plant and equipment	72	68
Changes in financing receivables and other non-current receivables	(3)	9
Free cash flow	3,704	3,019
Net income attributable to ABB	1,687	1,933
Free cash flow conversion to net income	220%	156%

40        Q2 2016 │ Financial Information

Reconciliation of the trailing twelve months to June 30, 2016

		Purchase of	Proceeds	Changes in
	Net cash	property, plant	from sale of	financing
	provided by	and equipment	property,	receivables and	Net income
	operating	and intangible	plant and	other non-current	attributable
($ in millions)	activities	assets	equipment	receivables	to ABB
Q3 2015	1,173	(189)	20	(5)	577
Q4 2015	1,994	(329)	24	3	204
Q1 2016	252	(170)	12	(3)	500
Q2 2016	1,082	(178)	16	2	406
Total for the trailing twelve months to June 30, 2016	4,501	(866)	72	(3)	1,687

Finance net	Definition
Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2016	2015	2016	2015
Interest and dividend income	38	38	20	19
Interest and other finance expense	(146)	(159)	(74)	(88)
Finance net	(108)	(121)	(54)	(69)

Book-to-bill ratio	Definition
Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation

	Six months ended June 30,		Three months ended June 30,
($ in millions, unless otherwise indicated)	2016	2015	2016	2015
Orders received	17,569	19,400	8,316	8,996
Total revenues	16,580	17,720	8,677	9,165
Book-to-bill ratio	1.06	1.09	0.96	0.98

41        Q2 2016 │ Financial Information

ABB  Ltd

Corporate Communications

P.O.  Box  8131

8050 Zurich

Switzerland

Tel:         +41  (0)43  317  71  11

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42        Q2 2016 │ Financial Information

April — June 2016 — Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Received *	Purchased	Sold	Price
Pekka Tiitinen	April 21, 2016	Share		2,706		CHF	20.09
Michel de Rosen	May 6, 2016	Share			73,838	CHF	19.97
Ying Yeh	May 12, 2016	Share	3,145			CHF	18.65
Jacob Wallenberg	May 12, 2016	Share	4,616			CHF	18.65
Michel de Rosen	May 12, 2016	Share	3,590			CHF	18.65
Louis R. Hughes	May 12, 2016	Share	4,103			CHF	18.65
David Constable	May 12, 2016	Share	3,282			CHF	18.65
Matti Alahuhta	May 12, 2016	Share	3,693			CHF	18.65
Peter Voser	May 12, 2016	Share	30,618			CHF	18.65
Pekka Tiitinen	May 13, 2016	Share		2,000		CHF	19.82
Louis R. Hughes	May 20, 2016	Share			15,000	CHF	20.07
Bernhard Jucker	June 6, 2016	Share	25,923			CHF	20.68
Frank Duggan	June 6, 2016	Share	25,632			CHF	20.68
Pekka Tiitinen	June 6, 2016	Share	22,294			CHF	20.68
Peter Terwiesch	June 6, 2016	Share	15,919			CHF	20.68
Tarak Mehta	June 6, 2016	Share	17,942			CHF	20.68
Claudio Facchin	June 6, 2016	Share	22,294			CHF	20.68
Diane de Saint Victor	June 6, 2016	Share	31,848			CHF	20.68
Jean-Christophe Deslarzes	June 6, 2016	Share	18,949			CHF	20.68
Eric Elzvik	June 6, 2016	Share	27,071			CHF	20.68
Ulrich Spiesshofer	June 6, 2016	Share	54,876			CHF	20.68
Greg Scheu	June 8, 2016	Share	17,381			USD	21.47

Key:

* Received instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 21, 2016.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance